Exhibit 99.2

June 26, 2017

BEST Inc.

2nd Floor, Block A, Huaxing Modern Industry Park

No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013

People’s Republic of China

Re: Legal Opinion on Certain PRC Law Matters

Dear Sir or Madam,

We are qualified lawyers of the People’s Republic of China (the “PRC”, for the purpose of this Opinion (as defined below), excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan), and are qualified to issue opinions on the laws and regulations of the PRC.

We have acted as the PRC counsel for BEST Inc. (the “Company”) in connection with (A) the proposed listing of the Company’s American depositary shares (the “ADSs”) on the New York Stock Exchange or the NASDAQ Global Market (the “Listing”) and (B) the offering and the sales (the “Offering”) of a certain number of the Company’s ADSs, each representing a certain number of ordinary shares of the Company (the “Ordinary Share”), in connection with the Company’s registration statement on Form F-1, including all amendments or supplements thereto (the “Registration Statement”).

In so acting, we have examined the originals or copies, certified or otherwise identified to our satisfaction, of documents provided to us by the Company and such other documents, corporate records, certificates issued by governmental authorities in the PRC and officers of the Company and other instruments as we have deemed necessary or advisable for the purpose of rendering this Opinion (the “Documents”).

In our examination of the Documents and for the purpose of rendering this Opinion, we have assumed without further inquiry:

(A)       the genuineness of all signatures, seals and chops, and the authenticity of all documents submitted to us as originals and the conformity with authentic original documents submitted to us as copies;

(B)        the Documents as submitted to us remain in full force and effect up to the date of this Opinion, and have not been revoked, amended, revised, modified or supplemented except as otherwise indicated in such Documents;

(C)        the truthfulness, accuracy, fairness and completeness of the Documents as well as all factual statements contained in the Documents;

(D)       that all information (including factual statements) provided to us by the Company and the PRC Material Group Entities (as defined below) in response to our inquiries for the purpose of this Opinion is true, accurate, complete and not misleading and that the Company and the PRC Material Group Entities have not withheld anything in response to our inquiries that, if disclosed to us, would reasonably cause us to alter this Opinion in whole or in part;

(E)         that all parties other than the PRC Material Group Entities have the requisite power and authority to enter into, execute, deliver and perform the Documents to which they are parties;

(F)          that all parties other than the PRC Material Group Entities have duly executed, delivered, performed, and will duly perform their obligations under the Documents to which they are parties;

(G)       that all Governmental Authorizations (as defined below) and other official statement or documentation are obtained from the competent Government Agencies (as defined below) by lawful means in due course; and

(H)       that all Documents are legal, valid, binding and enforceable under all such laws as govern or relate to them other than PRC Laws (as defined below). Where important facts were not independently established to us, we have relied upon certificates issued by Government Agencies and representatives of the Company with proper authority in each case.

The following terms as used in this Opinion are defined as follows:

“CSRC”	means China Securities Regulatory Commission.

“Government Agency”	means any competent government authorities, courts, arbitration commissions, or regulatory bodies of the PRC.

“Governmental Authorization”	means any approval, consent, permit, authorization, filing, registration, exemption, waiver, endorsement, annual inspection, qualification and license required by the applicable PRC Laws to be obtained from any Government Agency.

“M&A Rules”

means the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which were jointly promulgated on August 8, 2006 by the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and the State Administration of Foreign Exchange, became effective on September 8, 2006 and was amended on June 22, 2009.

“Material Company Contracts”	means the agreements listed in Annex B hereto.

“PRC Authorities”	means any national, provincial or local governmental, regulatory or administrative authority, agency or commission in the PRC, or any court, tribunal or any other judicial or arbitral body in the PRC.

“PRC Laws”	means any and all laws, regulations, statutes, rules, decrees, notices, and supreme court’s judicial interpretations currently in force and publicly available in the PRC as of the date hereof.

“PRC Material Group Entities”	means any and all of PRC Material Subsidiaries and the VIE, and each a PRC Material Group Entity.

“PRC Material Subsidiaries”	means the principal subsidiaries and entities of the Company incorporated in the PRC as listed in Annex A hereto.

“VIE”	means Hangzhou BEST Network Technologies Co., Ltd., the variable interest entity incorporated in the PRC and controlled by the Company.

Based on the foregoing examinations and assumptions and our review of the relevant documents, we are of the opinion that:

1.                Based on our understanding of the current PRC Laws, (A) the ownership structure of the PRC Material Subsidiaries and the VIE, both currently and immediately after giving effect to the Offering, does not violate and will not violate applicable PRC Laws; (B) each of the Material Company Contracts is valid, binding and enforceable in accordance with its terms and conditions and applicable PRC Laws, and, both currently and immediately after giving effect to the Offering, does not and will not violate any PRC Laws. However, there are substantial uncertainties regarding the interpretation and application of PRC Laws and future PRC laws and regulations, and there can be no assurance that the PRC Authorities will take a view that is not contrary to or otherwise different from our opinion stated above.

2.                The M&A Rules, among other things, purport to require that an offshore special purpose vehicle controlled directly or indirectly by PRC companies or individuals and formed for purposes of overseas listing through acquisition of PRC domestic interests held by such PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, the CSRC has not issued any definitive rules or interpretations concerning whether offerings such as the Offering are subject to the CSRC approval procedures under the M&A Rules. Based on our understanding of the PRC Laws (including the M&A Rules), a prior approval from the CSRC is not required for the Offering because (A) PRC Material Subsidiaries were incorporated as foreign-invested enterprises by means of foreign direct investments at the time of their incorporation; and (B) the Company did not acquire any equity interests or assets of a PRC company owned by its controlling shareholders or beneficial owners who are PRC companies or individuals, as such terms are defined under the M&A Rules. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented and our opinion stated above is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

3.                The summary of the contractual arrangements under the heading “Our History and Corporate Structure — Variable Interest Entity Contractual Arrangements”, to the extent that it constitutes matters of PRC Laws, are correct and accurate in all material aspects, and nothing has been omitted from such statements which would make the same misleading in any material aspect.

4.                The statements set forth in the Registration Statement under the heading “Taxation — People’s Republic of China Taxation”, to the extent that the discussion states definitive legal conclusions under PRC tax laws and regulations, subject to the qualifications therein, constitute our opinion on such matters.

5.                There is uncertainty as to whether the courts of the PRC would (A) recognize or enforce judgments of United States courts obtained against the Company or the Company’s directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (B) entertain original actions brought in the PRC against the Company or the Company’s directors or officers predicated upon the securities laws of the United States or any state in the United States.

6.                The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between the PRC and the country where the judgment is made or on principles of reciprocity between jurisdictions. Under PRC Laws, courts in the PRC will not recognize or enforce a foreign judgment against the Company or the Company’s directors and officers if they decide that the judgment violates the basic principles of PRC Laws or national sovereignty, security or social public interest. As there existed no treaty or other form of reciprocity between the PRC and the United States governing the recognition and enforcement of judgments as of the date of this Opinion, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts. In addition, because there is no treaty or other form of reciprocity between the Cayman Islands and the PRC governing the recognition and enforcement of judgments as of the date of this Opinion, there is further uncertainty as to whether and on what basis a PRC court would enforce judgments rendered by a Cayman Islands court.

This Opinion is subject to the following qualifications:

(a)       This Opinion is subject to, in so far as it relates to the validity and enforceability of a contract, (A) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors’ rights generally, and (B) possible judicial or administrative actions or any PRC Law affecting creditors’ rights.

(b)      This Opinion is subject to (A) certain equitable, legal or statutory principles in affecting the enforceability of contractual rights generally under concepts of public interest, interests of the state, national security, reasonableness, good faith and fair dealing, and applicable statutes of limitation; (B) any circumstances in connection with formulation, execution or implementation of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent, or coercionary at the conclusions thereof; (C) judicial discretion with respect to the availability of indemnifications, remedies or defenses, the calculation of damages, the entitlement to attorney fees and other costs, the waiver of immunity from jurisdiction of any court or from legal process; and (D) the legally vested discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in the PRC.

(c)       This Opinion relates only to PRC Laws effective as of the date of this Opinion and we express no opinion as to any laws other than PRC Laws. There is no guarantee that any of such PRC Laws will not be changed, amended, replaced or revoked in the immediate future or in the longer term with or without retroactive effect.

(d)     This Opinion only encompasses opinions on legal aspects but does not encompass those on other professional aspects including accounting, financial, actuary, and/or technical aspects.  This Opinion is given for use only by the Company but not for the use by any other person or for any other purposes.  We accept no responsibility or legal liability to any person (other than the addressee of this Opinion) in relation to the contents of this Opinion even if this Opinion has been used by such person with the consent of our firm.

(e)       This Opinion is limited to paragraphs 1 to 5 above only.

This Opinion is intended to be used in the context which is specifically referred to herein and each paragraph should be looked at as a whole and no part should be extracted and referred to independently.

This Opinion is provided to the Company in our capacity as the Company’s PRC legal counsel solely for the purpose of and in connection with the Registration Statement publicly submitted to the U.S. Securities and Exchange Commission on the date of this Opinion and may not be relied upon by any other persons or corporate entities or used for any other purpose without our prior written consent.

We hereby consent to the use of this Opinion in, and the filing hereof as an exhibit to, the Registration Statement, and to the reference to our name under the captions “Risk Factors”, “Enforcement of Civil Liabilities”, “Our History and Corporate Structure”, “Regulation” and “Legal Matters” in such Registration Statement. We do not thereby admit that we fall within the category of the persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

/s/ King & Wood Mallesons

King & Wood Mallesons

Annex A: List of PRC Material Subsidiaries

1.                Zhejiang BEST Technology Co., Ltd.

2.                BEST Logistics Technologies (China) Co., Ltd.

3.                BEST Store Network (Hangzhou) Co., Ltd.

4.                BEST Logistics Technologies (Ningbo Free Trade Zone) Co., Ltd.

Annex B: Material Company Contracts

(1)          Loan Agreement entered into by Wei Chen, Lili He and Zhejiang BEST Technology Co., Ltd. on October 12, 2011

(2)          Loan Agreement entered into by Hangzhou Ali Venture Capital Co., Ltd. and Zhejiang BEST Technology Co., Ltd. on February 15, 2015

(3)          Amended and Restated Exclusive Call Option Agreement entered into by the Company, Wei Chen, Lili He, Hangzhou Ali Venture Capital Co., Ltd., Zhejiang BEST Technology Co., Ltd. and Hangzhou BEST Network Technologies Co., Ltd. on June 21, 2017

(4)          Amended and Restated Shareholders’ Voting Rights Proxy Agreement entered into by the Company, Wei Chen, Lili He, Hangzhou Ali Venture Capital Co., Ltd., Zhejiang BEST Technology Co., Ltd. and Hangzhou BEST Network Technologies Co., Ltd. on June 21, 2017

(5)          Amended and Restated Equity Pledge Agreement entered into by Wei Chen, Lili He, Hangzhou Ali Venture Capital Co., Ltd., Zhejiang BEST Technology Co., Ltd. and Hangzhou BEST Network Technologies Co., Ltd. on June 21, 2017

(6)          Amended and Restated Exclusive Technical Service Agreement entered into by Zhejiang BEST Technology Co., Ltd. and Hangzhou BEST Network Technologies Co., Ltd. on June 21, 2017